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                            CONSOLIDATED EDISON, INC.

                                 COMBINED RATIO                   EXHIBIT 12.1.2
                                 PERIODS ENDING
                             (Thousands of Dollars)

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                                                          DECEMBER     DECEMBER     DECEMBER      DECEMBER      DECEMBER
                                                            1998         1999         2000          2001          2002
                                                         -----------  -----------  ------------  ------------  -------------

EARNINGS
    Net Income for Common Stock                            $712,742     $700,615      $582,835      $682,242       $646,036
    Preferred Dividends                                      17,007       13,593        13,593        13,593         12,458
    Income Tax                                              405,410      372,825       307,168       442,631        376,417
                                                         -----------  -----------  ------------  ------------  -------------

       Total Earnings Before Income Tax                   1,135,159    1,087,033       903,596     1,138,466      1,034,911

FIXED CHARGES*                                              345,513      357,178       431,217       457,554        460,279
                                                         -----------  -----------  ------------  ------------  -------------
       Total Earnings Before Income Tax
         and Fixed Charges                               $1,480,672   $1,444,211    $1,334,813    $1,596,020     $1,495,190
                                                         ===========  ===========  ============  ============  =============



    * Fixed Charges

    Interest on Long-Term Debt                             $294,894     $305,879      $351,410      $384,422       $373,060
    Amortization of Debt Discount, Premium and Expense       13,777       13,514        12,584        12,526         12,264
    Interest on Component of Rentals                         18,442       17,720        17,697        18,783         13,971
    Other Interest                                           18,400       20,065        49,526        41,823         60,984
                                                         -----------  -----------  ------------  ------------  -------------

       Total Fixed Charges                                 $345,513     $357,178      $431,217      $457,554       $460,279

PREFERRED STOCK DIVIDEND REQUIREMENTS                        26,573       20,595        20,595        22,284         19,166
                                                         -----------  -----------  ------------  ------------  -------------

       Total Fixed Charges + Pref Stock Div Requirements   $372,086     $377,773      $451,813      $479,838       $479,445
                                                         ===========  ===========  ============  ============  =============

    Ratio of Earnings to Fixed Charges                         3.98         3.82          2.95          3.33           3.12
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